November 24, 2009

VIA EDGAR AND FACSIMILE (202-772-9210)

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	OPNET Technologies, Inc.

Form 10-K for Fiscal Year Ended March 31, 2009

Filed June 5, 2009

File No. 000-30931

Dear Sir or Madam:

This letter is in response to the comment letter issued by the Staff of the Securities and Exchange Commission, Division of Corporation Finance, dated November 19, 2009. The comment letter requests that OPNET Technologies, Inc. (the “Company”) reply within 10 business days or to advise when a written response will be submitted. The Company will be unable to respond within 10 business days as requested, since one of the members of its Compensation Committee is on business travel outside of the United States. The Company commits to filing a formal written response to the comment letter on or before December 11, 2009. Thank you for your attention to this matter. Please feel free to contact Mel F. Wesley, Vice President and Chief Financial Officer, with any questions at (240) 497-3000.

Sincerely,

/s/ Mel F. Wesley
Mel F. Wesley
Vice President and Chief Financial Officer
OPNET Technologies, Inc.

OPNET Technologies, Inc.

7255 Woodmont Avenue • Bethesda, Maryland 20814 • phone: (240) 497-3000 • fax: (240) 497-3001 • www.opnet.com • NASDAQ: OPNT